Wallabing, Inc



ANNUAL REPORT

2705 Broken Bow Cir

Plano , TX 75093-3395

(972) 342-8170

http://wallabing.com

This Annual Report is dated April 6, 2023.

BUSINESS

Wallabing is a peer-to-peer RV rental marketplace. RV owners are frustrated with complicated fees and a lack of customer service and are looking for a change. Wallabing gives them a platform with ZERO FEES, comprehensive insurance, roadside assistance, and DMV checks. For renters, we offer the best value and upfront pricing.

Wallabing is here to serve RV rental businesses, both existing and potential. We want to do the heavy lifting of web hosting, insurance, DMV checks, roadside assistance, and payment processing for our valuable owners. Owners are NEVER charged a dime for our service. Wallabing reduces their costs and workloads.

Renters pay the price that they see at the beginning of a booking, giving them a simple and transparent experience. All of the extra costs are built into the price--the owner earns what they want, and the renter pays the price that got them to click in the first place.

Wallabing earns money by adding a 10% fee to each rental, which is paid for by the renter.

We are currently live and available to do business, but have focused mostly on acquiring customers to post their RVs on our site. This process is successfully growing on a tight budget, and we plan to expand our marketing to both renters and RV owners significantly with this raise.

What makes Wallabing special, as confirmed by our current customers, is that we take the time to talk to and listen to the people and businesses that we serve. Customer service is at the core of everything that we do at Wallabing. It's not just tech and travel, it's also simplicity, transparency and hospitality, all of which are essential to a positive and return-worthy experience for both sides of the rental process.

RV ownership is at a record high with 11.2 million households owning an RV in 2021, up 62% over 6.9 million households in 2001 and 26% more than 8.9 million RV-owning households in 2011.

Data from Ipsos from June 2020 showed that 46 million Americans planned on taking an RV trip in the next 12 months.

Tired of complicated fees and a lack of customer service, RV owners are looking for a change. Not only do we take the time to talk to and listen to the people and businesses that we serve, our ZERO-FEE, simple, transparent structure makes us very attractive.

A side-by-side comparison across sites shows that Wallabing gives the best value to renters even with our comprehensive one-underwriter insurance. Our competition pieces together insurance and does not require collision insurance.

Customer service is at the core of everything that we do at Wallabing. It's not just tech and travel, it's also simplicity, transparency and hospitality, all of which are essential to a positive and return-worthy experience for both sides of the rental process.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $285,139.60

Number of Securities Sold: 717,015

Use of proceeds: Startup funds

Date: October 01, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $59,999.70

Number of Securities Sold: 199,999

Use of proceeds: Startup funds.

Date: May 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $315,000.00

Use of proceeds: Startup funds.

Date: October 01, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $50,000.00

Use of proceeds: Startup funds.

Date: November 28, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $50,000.00

Use of proceeds: Startup funds.

Date: December 31, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results - 2022 Compared to 2021

How long can the business operate without revenue:

Without any additional investment or any revenue generation, we can operate under current expenses for 90-180 days MAX.

Foreseeable major expenses based on projections:

Major expenses continue to be operational (salaries, insurance, and fixed costs, i.e. web hosting). Major upcoming costs will be our first significant marketing effort, and we hope to increase the resources that we allocate to development.

Future operational challenges:

Future operational challenges will be maintaining consistent development growth in-line with competition, growing and expanding product lines and revenue streams, as well as development and increase to our customer service infrastructure.

Future challenges related to capital resources:

Standard challenges apply: i.e. the necessity of successful fundraising along with the development of revenue in order to achieve our marketing and operational milestones.

Future milestones and events:

Our first big milestone that we look to is achieving an inventory of 1K plus RVs with which we hope to hit 2K-4K rentals. Another big milestone is the signing of our first major partnership that is currently in the works, to provide vehicles and co-branding with young NASCAR drivers. This, in combination with our other campaigns, (cold calling, email, social media), will enable us to achieve milestone 1 and more.

Liquidity and Capital Resources

At December 31, **2022** the Company had cash of $11,667.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Subordinate Promissory Note

Amount Owed: $315,000.00

Interest Rate: 6.5%

Maturity Date: December 12, 2024

The convertible notes are convertible into common shares at a conversion price. The conversion price shall be equal to the quotient obtained by dividing (1) the entire principal amount of this note plus accrued interest by (2) the price per share of the equity securities by 80% and the issuance of such shares upon such conversion shall be upon the terms and subject to the conditions applicable to the next equity financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Alexandra Arbuckle Johnson

Alexandra Arbuckle Johnson 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: October, 2020 - Present

Responsibilities: At Wallabing, I handle graphic design for branding, social media, and marketing purposes, and write most of our copy. I work directly with our team for strategy, budget, and planning. I also handle our HR and manage over 150 independent contractors across the U.S. $130K per year. $1.35MM shares of equity with a $350K option

Other business experience in the past three years:

Employer: AJ Curation

Title: Owner/Consultant

Dates of Service: June, 2017 - September, 2020

Responsibilities: As a consultant, I worked with many companies for branding, hiring, marketing, HR, design, and process creation. My specialty was start-ups.

Name: Robert Kachmar

Robert Kachmar 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: January, 2021 - Present

Responsibilities: Manage all aspects of technology, including Laravel PHP web development, Flutter mobile app development, 3CX phone system, AWS infrastructure, Microsoft 365 tools, and many other integrations.$130K salary plus 500K shares with 300K option

Other business experience in the past three years:

Employer: Apex Clearing. Inc

Title: Principal Engineer, Project Manager, Engineering Manager, and Director of Project Management

Dates of Service: August, 2012 - January, 2021

Responsibilities: Managed various development teams and projects including, creating a new account management system with customer identity verification, building a fully paid stock lending program that brought in $20K+ a day in revenue, building a complete cash management system, as well as many other projects.

Name: Jason Carlson

Jason Carlson 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and CEO

Dates of Service: June, 2017 - Present

Responsibilities: Walked the company through research and development as well as multiple web and app iterations. Opened and ran the first successful funding round in 2018. Developed and oversaw marketing strategy pivot to Independent Consultant and Direct B2B Contact phase resulting in an exponential increase in listings, web hits, unique visitors, and new customers. Run day-to-day to align with an overall strategic growth plan. Current salary is $180K annually plus 1-3% profit bonus. Currently deferred to 1K per month.

Name: Mary Carlson

Mary Carlson 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and Chairman of the Board

Dates of Service: June, 2017 - Present

Responsibilities: Responsible for fund raising, advising on larger business decisions. I do not take compensation from Wallabing.

Other business experience in the past three years:

Employer: Perona Partnership, Ltd

Title: Asset Manager

Dates of Service: January, 2012 - Present

Responsibilities: Responsible for overseeing all leasing, property management, acquisitions/dispositions, and coordinating and collaborating with the final decision maker.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31 2022 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jason & Mary Carlson (Held Jointly)

Amount and nature of Beneficial ownership: 30,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 8,233,333 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 40,415,349 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $315,000.00

Maturity Date: December 12, 2024

Interest Rate: 6.5%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Equity financing in a single transaction or series of related transactions yielding gross proceeds to the Company of at least $15,000,000 in the aggregate or in the event of an Acquisition.

Material Rights

There are no material rights associated with Convertible Notes.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results.

Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants of one type of service. Our revenues are therefore dependent upon our one type of service. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Wallabing was formed on 02 26, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Wallabing has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Wallabing or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Wallabing could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 6, 2023.

Wallabing, Inc

By   /s/ *Jason Carlson*

  Name: <u>Wallabing, Inc</u>

  Title: CEO and Principal financial officer

Exhibit A

FINANCIAL STATEMENTS

WALLABING, INC.

FINANCIAL STATEMENTS
YEAR ENDED APRIL 30, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Stockholders' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Wallabing, Inc.
Plano, Texas

We have reviewed the accompanying financial statements of Wallabing, Inc. (the "Company,"), which comprise the balance sheet as of April 30, 2022 and April 30, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending April 30, 2022 and April 30, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 4, 2022
Los Angeles, California

WALLABING,INC.

BALANCE SHEET

(UNAUDITED)

As of April 30,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	11,667	$	253,062
Total Current Assets		**11,667**		**253,062**
Intangible Assets		564,471		755,346
Total Assets	**$**	**576,138**	**$**	**1,008,408**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	3,639	$	-
Other Current Liabilities		1,075		8,856
Total Current Liabilities		**4,714**		**8,856**
Convertible Subordinated Promissory Note		315,000		315,000
Accrued Interest on Convertible Subordinated Promissory Note		42,072		21,597
Total Liabilities		**361,786**		**345,453**
STOCKHOLDERS EQUITY				
Common Stock		4,042		3,688
Additional Paid in Capital		3,039,791		2,432,145
Retained Earnings/(Accumulated Deficit)		(2,829,481)		(1,772,878)
Total Stockholders' Equity		**214,352**		**662,955**
Total Liabilities and Stockholders' Equity	**$**	**576,138**	**$**	**1,008,408**

See accompanying notes to financial statements.

WALLABING INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended April 30,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	1,000,721	655,767
Sales and Marketing	35,407	38,182
Total operating expenses	1,036,128	693,949
Operating Income/(Loss)	(1,036,128)	(693,949)
Interest Expense	20,475	20,475
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(1,056,603)	(714,424)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,056,603)**	**$ (714,424)**

See accompanying notes to financial statements.

WALLABING INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Additional Paid In	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—April 30, 2020	30,165,001	**$ 3,017**	**$ 989,677**	**$ (1,058,454)**	**$ (65,761)**
Issuance of Stock	6,717,015	672	1,442,468		1,443,140
Net income/(loss)				(714,424)	(714,424)
Balance—April 30, 2021	36,882,016	3,688	2,432,145	$ (1,772,878)	**$ 662,955**
Issuance of Stock	3,533,333	353	607,647		608,000
Net income/(loss)				(1,056,603)	(1,056,603)
Balance—April 30, 2022	**40,415,349**	**$ 4,042**	**$ 3,039,791**	**$ (2,829,481)**	**$ 214,352**

See accompanying notes to financial statements.

WALLABING INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended April 30,	**2022**	**2021**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,056,603)	$ (714,424)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of Intangibles	282,235	-
Changes in operating assets and liabilities:		
Credit Cards	3,639	-
Other Current Liabilities	(7,781)	8,856
Accrued Interest on Convertible Subordinated Promissory Note	20,475	20,475
Net cash provided/(used) by operating activities	**(758,035)**	**(685,093)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(91,360)	(191,676)
Net cash provided/(used) in investing activities	**(91,360)**	**(191,676)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	608,000	923,140
Net cash provided/(used) by financing activities	**608,000**	**923,140**
Change in Cash	(241,395)	46,371
Cash—beginning of year	253,062	206,691
Cash—end of year	**$ 11,667**	**$ 253,062**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	$ 520,000
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Wallabing Inc. was incorporated on February 26, 2018, in the state of Texas under the name Wandervee Inc. On April 7, 2020, the company changed its name to Wallabing, Inc. The financial statements of Wallabing, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Plano, Texas.

Wallabing offers the service and protection to RV owners with zero fees, comprehensive insurance, and DMV checks. Further, assisting with marketing efforts and providing roadside assistance, helps owners have a significantly smaller workload. For renters, we offer the best value and transparent, upfront pricing that's all finished off with our mobile app that keeps both sides of the transaction accountable. Using independent sales consultants, (one hundred and fifty in thirty-two different states), and just two professional cold callers, we have gained an exponential increase in our traffic and in the numbers of users and RVs we have posted on our site.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the April 30th as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of April 30, 2022 and April 30, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist.

If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its website development costs which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

Wallabing Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from providing services and protection to RV owners with zero fees, comprehensive insurance, and DMV checks.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended April 30, 2022 and April 30, 2021 amounted to $19,771 and $32,340, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 4, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended April 30,		2022		2021
Payroll payable		1,075		8,856
Total Other Current Liabilities	$	**1,075**	$	**8,856**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $0.0001. As of April 30, 2022, and April 30, 2021, 40,415,349 shares and 36,882,016 shares have been issued and are outstanding, respectively.

5. DEBT

Convertible Subordinated Promissory Note

Below are the details of the convertible notes:

					For the Year Ended April 2022					For the Year Ended April 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Subordinate Promissory Note	$ 315,000	6.50%	12/12/2019	12/12/2024	20,475	42,072		315,000	315,000	20,475	21,597		315,000	315,000
Total	$ -				$ 20,475	$ 42,072	$ -	$ 315,000	$ 315,000	$ 20,475	$ 21,597	$ -	$ 315,000	$ 35,000

The convertible notes are convertible into common shares at a conversion price. The conversion price shall be equal to the quotient obtained by dividing (1) the entire principal amount of this note plus accrued interest by (2) the price per share of the equity securities by 80% and the issuance of such shares upon such conversion shall be upon the terms and subject to the conditions applicable to the next equity financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. INCOME TAXES

The provision for income taxes for the year ended April 30, 2022, and April 30, 2021 consists of the following:

As of Year Ended April 30,	2022	2021
Net Operating Loss	$ (218,758)	$ (151,783)
Valuation Allowance	218,758	151,783
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at April 30, 2022, and April 30, 2021 are as follows:

As of Year Ended April 30,	2022	2021
Net Operating Loss	$ (444,626)	$ (225,868)
Valuation Allowance	444,626	225,868
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of April 30, 2022 and April 30, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending April 30, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,117,267, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,117,267. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards.

The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of April 30, 2022 and April 30, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of April 30, 2022 and April 30, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

There are no related party transactions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of April 30, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from April 30, 2022, through November 4, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,050,230, an operating cash flow loss of $772,138, and liquid assets in cash of $11,667, which less than a year's worth of cash reserves as of April 30, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Jason Carlson , Principal Executive Officer of Wallabing, Inc, hereby certify that the financial statements of Wallabing, Inc included in this Report are true and complete in all material respects.

Jason Carlson

CEO and Principal financial officer